Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: March 31, 2026

On March 30, 2026, Michael Brown, the co-founder and the Chief Executive Officer of Teamshares Inc., a Delaware corporation (“Teamshares”), Rick Hendrix, the Chief Executive Officer of Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), and Adam Fishman, the Chief Financial Officer of Live Oak, participated as guests in an episode of the Pitch the PM Podcast. Teamshares and Live Oak are parties to a previously disclosed Business Combination Agreement dated as of November 14, 2025.

Please reference the transcript below:

Speaker 1 00:00

Hello and welcome to “Pitch the PM”. My name is Doug Garber and today I’m here with Michael Brown, the CEO of Teamshares, and Rick Hendrix, the CEO of Live Oak. They’re doing a de-SPAC and in a very unique situation, we have an SME conglomerate going public in the U.S. opening up a new asset class to investors. With that, I’ll turn it over to Michael. Michael, what are you building here at Teamshares?

Speaker 2 00:33

Doug, thanks for having us. So, Teamshares is a programmatic acquire of small to mid-sized enterprises and we focus on companies that have half a million to five million EBITDA, really high-quality family enterprises that are only for sale because they are going through a succession and the kids don’t want to take over. So, we’ll acquire them as a holding company and integrate them to our platform, which is going to be going public, and continue to reinvest our cash flow into more opportunities, just like some of the great programmatic acquirers that have come before us.

Speaker 1 01:03

And you’re joined here with Rick Hendrix, who is the CEO of Live Oak. Rick was also the CEO of FBR where I started my career for about five or six years and very thankful to get my training wheels there. Rick, what have you built at Live Oak and why are you targeting Teamshares?

Speaker 3 01:24

Doug, thanks for having us. It’s great to be together again. What we are doing at Live Oak is really focusing on trying to help companies that should be public, will benefit from being public, to get there through a SPAC path rather than a traditional IPO. This is the fifth SPAC that we have sponsored and the market’s evolved quite a bit since we got started. We actually had taken a couple of years off on the heels of what was really an overheated market and what really brought us back was a view from conversations with investors that we’re active with, that there was an appetite again for participating in a private placement or a PIPE to support the right type of de-SPAC. And for us, we felt like the right type of de-SPAC involved an exceptional management team, a significant market that they’re targeting, really big TAM, and a business that already had in place EBITDA and positive cash flow and that those all sound like basic building blocks, and maybe even generic to some listeners, but it’s not the easiest thing to put all those together in a company that is really going to benefit from becoming public and is ready to be public. So we were thrilled when we met Michael and his team at Teamshares and we think Teamshares should be able to compound capital at very high rates of return for as far as anybody wants to define a relevant time period and we’re excited to help them get there.

Speaker 1 02:56

And Rick, I understand you recently completed a PIPE with T. Rowe anchoring it. Can you tell us a little bit about that? I think it was over-subscribed or upsized. Is that right?

Speaker 3 03:05

It was. We went out for $75 million in a PIPE and we went out with a common equity structure. It is, a lot of your listeners probably know there have not been a lot of straight common equity pipes done in support of SPACs over the last couple of years. I’m hoping, and I do believe you’ll see more as we go forward. You know, if you can accomplish that, if you can put that type of capital in place alongside the trust it’s a great start for and great validation for the company that’s going public. We were really fortunate, I would say, 100% because of what Michael and his team have built and what the opportunity is that T. Rowe Price, who is obviously a blue chip investor, really became interested in Teamshares and what the opportunity is that they represent. And so, we were out for 75 as I mentioned, we ended up closing at $126 million in the PIPE. The large preponderance of that coming from T. Rowe Price.

Speaker 1 04:08

And Rick, for the listeners who are not professional investors, can you just give us an overview of what a SPAC is and why it’s used by certain companies, the advantages or maybe disadvantages, and cons of it?

Speaker 3 04:21

Sure. So, a SPAC is itself a public company and it is made up of cash that is raised in the IPO. All of that cash sits in trust while the sponsor team who put the SPAC together really looks for, searches for a company to merge with and via that merger provides the company, its merger partner, a pathway to becoming public. So Teamshares in this case, will become the public company once Live Oak V and Teamshares merge and it’s an alternative way to what I would call a traditional IPO to get public. There are variety of reasons that this can be an attractive path, included in those are that there is a little bit more certainty about the execution, as long as there’s an agreement between the sponsor and the merger partner or the company that’s going public around a minimum amount of capital that the company needs. So, there’s some variability about how much capital they’re going to receive. But there’s a lot of certainty that they’re actually going to get public because of sort of what I’ll call an elongated time frame from the time that you go out and start talking to investors about a PIPE and then when you file the S-4, the proxy merger document with the SEC, there’s a long period of time where the company and the sponsor can engage with institutional investors, which provides an enhanced ability to tell the story. You mentioned at the beginning, Doug, that this is the first time a programmatic acquirer of SMEs has come public in the U.S. The additional time we have with investors to tell this story, and in the case of T-Rowe, attracted capital upfront, really benefits Teamshares as it becomes public in its early days. So, I sort of call it certainty, speed to market, and then this heightened ability to engage with investors that are advantages for the SPAC. If a company can go public the regular way, and the market is there and they’re five or six billion market cap, I would say the IPO market is pretty healthy. I think when you start getting into smaller market caps and stories that are not necessarily right down the middle of the fairway, the SPAC is actually a better execution in a lot of cases.

Speaker 2 06:53

And Rick, I’d add from the company perspective to agree with everything Rick said. I think, you know, to unpack or double click on something that Rick said is actually like that size piece. So, obviously we’re in a world where there are multi-trillion dollar market caps that didn’t exist 30, 40 years ago. And so, you know, the size threshold for conventional IPO has gone way up. And so when you’re an emerging company or a venture-backed company, and you’re right at an important financial inflection point, the ability to show a couple of years of projections and then stand behind them as we’ve done with a four-year lockup, I think it’s a very important thing that obviously in a conventional IPO, you cannot show projections legally. So that’s another aspect that we looked at.

Speaker 1 07:32

And Michael, when you started, how did you get into rolling up SMEs and into this part of the market? What’s your background and how did you start?

Speaker 2 07:40

Sure. Yeah, so, I’m a Canadian immigrant to the U.S. who grew up largely overseas and then my family moved to Southern California, went to UCLA and then moved out to New York in 2006. So, I sort of saw the last days of the peak and then through the great financial crisis and did about seven years of predominantly investment banking with two years of equity research within that. So, I had sort of like a generalist M&A restructuring equity research kind of finance background. And I actually really liked investment banking. I found it interesting intellectually, but, you know, so one day about five years in, I came across the idea of a search fund and I was starting to really feel an entrepreneurial itch and it seemed really interesting because at the time, like I didn’t know how to code, didn’t have any relationships in the software industry. So I was like, this is so interesting. This is a bridge for me to take the M&A knowledge I’ve learned working as a junior to mid-level person on large teams I became a principal and go and then become an operator. So, I left in 2013. I was sort of freshly married and had a very cheap mortgage and a couple bonuses saved up and put it all into a holding company and went to some other, some colleagues and some family members and asked them to consider investing alongside me and two of the other founders of Teamshares, Alex and Kevin, were colleagues at Pearl Weinberg, the final firm I was at. So, in 2013, went out and acquired a business called All Type Electric and it was a niche electrical maintenance and fabrication company in Western Canada. Moved there to live there on the ground for two years. Made the transition from sort of Wall Street M&A to Main Street M&A in an expected but effective way where we were able to do real transactions with real diligence, but still form real relationships with the retiring owners. Had to make the jump from a spreadsheet person to an operator, which, you know, is a humbling exercise. Um, did that. Then, you know, also, um, in the town where the, sort of the city rather, where all type is, you know, we had a couple of customers that were fully employee owned. So the concept of employee stock being a win-win for shareholders and for companies and for employees, that’s how we kind of came across that concept. So, you flash forward to, you know, 2018, we’d now acquired and integrated six different companies. And we were thinking about what was next. The classic playbook, I think, for a lot of people is to go build a PE fund, become a fundless sponsor, and then maybe raise a small fund and keep moving up in size. Our view is just that, one, we think holding companies are actually just better vehicles for investing. And two, there wasn’t really any space left for innovation in PE. There are just so many thousands and over 10,000 PE firms. We were actually really interested in trying to address the opportunity of just how large and how high friction the small business succession market is and do it in a tech-enabled way. And so that’s what led us to come up with the business model for Teamshares and ultimately raise venture capital to start building a public company starting in 2019.

Speaker 1 10:49

Can you talk about the industry overview and how big the search fund business is? Cause I too started a search about two, three years ago. I got down the road for about a year and you know, the diligence didn’t pan out and I decided I could, for me, find better investments in the public market and then start to do this. But I’d love to learn just how big the market is and you know, how you define that.

Speaker 2 11:05

Yeah. Totally. And it’s interesting whether it’s a, you know, everyday individual or a formal search fund that you dug. It’s a really common pattern because someone’s betting all of their capital in their whole life or at least the next 10 to 15 years on a single acquisition. And that’s a very risky proposition. I think it’s one of the causes of the friction in the small business market because most of the buyers are individuals, right. So the size of the market, just sort of sticking with the U.S. alone, is if you think of the installed base of small businesses, according to the U.S. Census, there’s six million small businesses that have fewer than 100 employees. The U.S. Census also says something like 52% of those are age 55 or older. We consider that the beginnings of retirement age, mid-fifties. That’s the maximum addressable market. We think at least 100,000, you know, maybe 200,000, but at least 100,000 of these businesses kind of transact every year. We see about 70,000 of them through our software, sort of in general, we’re a very tech-enabled company and we ingest leads. That’s the start of our kind of software funnel and software, um, know, enablement, but you know, these businesses face a 70% failure rate when trying to sell, it’s actually a fairly simple, like supply demand equation, right? These businesses used to transition within families. Okay. And after the GI bill, an amazing thing happened and higher education opened up to everyone, which was great. But it had a consequence that, you know, small business owners, you know, many, not most, which make well into the sort of six figure incomes, wanted, you know, that future for their kids. They wanted to send them away to college. And in, in our experience, very few children work in the business anymore. It’s very, very, very rare. So the old default kind of went away. And yet at the same time, these small businesses are just generally too small for private equity, too small for strategic acquirers, sort of growth acquisition in the US at least, is really kind of non-existent in the size category we’re talking about, which was half a million to 5 million of EBITDA.

Speaker 1 13:14

What’s the current composition of your portfolio like today?

Speaker 2 13:18

Yeah. So, you know, we obviously think of them as operating subsidiaries because we’re, we’re, an operating company rather than a portfolio, but there are 90 companies. we’ve got about 60 million of operating EBITDA. It’s kind of almost like four wall EBITDA. If you were to compare it to sort of like retail metrics. and you know, it’s, it’s highly diversified in our, you know, in our investor presentation, we sort of break out, you know, revenue by sort of end market. And you can see in there, it’s sort of like 20-ish percent of consumer goods and 16 % business services, 24 % food and beverage, and then a handful of others like distribution, building products and technical services. So we’re really targeting very durable businesses that have been around 35 years on average, half a million to five million of EBITDA, very high cashflow conversion, usually 80 % conversion from EBITDA to free cashflow. And with employees that are generally 20 to 50 employees, sometimes 100. And they’re really only for sale because the owners want to retire and the kids don’t want to take over. And what’s really interesting about our opportunity set is that we keep expanding industries in concentric circles. And so if you were to look at a revenue mix when we attend companies, technical services might have been 50%. Because that’s where Alex and Kevin and I started. We bought and ran some electrical contractors. So you went in concentric circles into commercial refrigeration and then architecture and then other adjacent. And then as we got further along, we were able to keep expanding into distribution and business services because we want to try and, know, the TAM is so, it is just so massive that, you know, we want to address as much of it as we can, but we want to focus on quality. That’s really the, that we want to high quality businesses and businesses that we understand. If we don’t understand the business or we don’t have an ability to oversee and hire and be responsible for the business’s financials afterwards, we’re probably not the right buyer for that business.

Speaker 1 15:18

You’ve talked about, you have some technology that helps you create a large funnel. Can you talk about how you systemized the funnel process and how that differentiated you versus me being on buy, sell, biz and ping and broker.

Speaker 2 15:25

Yeah, of course. So the software we built is really end-to-end from acquisitions all the way through the sort of the financial life cycle of operating a business. the general, getting to the sort of features of it, the framework we had was actually sort of the auto industry that before Ford sort of cars were experimental or bespoke things. And then Ford assembled humans to create an assembly line. then eventually Toyota’s another is applied technology to that. And I think It’s probably going to be humans in a Toyota factory for the rest of time. But over time, software can give you more scale, more throughput, fewer defects, higher QC. And that was our view of this is that while Teamshares is a very relationship oriented company, we want to help address as big a market as possible. And so we wanted to create really an assembly line and industrial production of this and strong alignment through shareholders and through, you know, employee stock the whole way through. so that was the idea behind it is great because it allows you to create specialization and continually automate features. I’ll give you a tangible example. So, you know, within our, finance team reporting to our CFO, you know, we’ve been audited, you know, four years now, right by big four firm. And in order to do that, to purchase account, we have to do tangible asset valuations for every company we acquire. Right. So we needed to hire a specialist to do that. And a couple of years later, that person through software, we have automated most of their job and increased quality and reduced time spent. And so now that person is able to work on a much broader scope of things. So that’s kind of the vision, the architecture, you know, sort of behind why we built software. And then what we built is there’s sort of, can think of it as kind of really two phases. There’s kind of a front end of sourcing, underwriting and closing. And then there’s the financial life cycle. So the front end is kind of bringing in, you know, at least 70,000 leads per year, helping us in a really systematic way, sort of underwrite them and then just even automate basic steps like creating folders and closing checklists and generating legal documents. So that will continue. I think it will never be done. I think it can get to the point where we can upload information and get investment recommendations that we then sort of debate and toggle. But what’s really, really, I mean, I think that’s a competitive advantage on its own, especially because we underwrite about 3000 businesses per year of the 70,000 we see. So it creates a lot of learning curve and continuous sort of learning from data and experience of underwriting those businesses. The other thing that’s really interesting too is the financial lifecycle software. So we’re able to take mom and pop small businesses, right? And that have been running the businesses for sort of cashflow and tax reporting. And then pick them into a gap big four environment and what’s about to be a public company reporting environment and allow investors to access sort of the compounding of all this cash flow. Well, that’s something that is on its own, just the sort of audit features on its own are a real moat in our belief. But we go deeper than that. We’re able to see weekly operating KPIs. We have monthly MD&A from every single company. We have budget versus actuals. And so this is an incredible amount of data that we’re able to see. And see how all the companies are performing, be able to create scalability in the system and to continue to learn from the data. Because the more companies that we close on and operate, the more we learn about the characteristics that kind of continue to improve our under.

Speaker 1 19:01

What percent of the companies do you actually close on that you look at that get through your funnel? How small?

Speaker 2 19:07

Yeah, so way less than 1%. So, we’ve got 70,000 listings every year. Last year, I think we acquired nine companies. sort of optimized for size. We acquired about 25 million of EBITDA in a single year and nine companies. And we probably put out only about 20 or so LOIs, maybe a couple of dozens. And we’re very selective, but we would have underwritten about 3,000 companies. And then if you continue down the sort of funnel, I think we closed every LOI we signed last year. I don’t think we canceled any LOIs. It’s very rare for us to do. We would have to find something really spooky and diligence, or maybe there’s some behavioral challenges in the transaction. So that’s a huge differentiating for us. In the small business market, unlike the institutional finance markets, assigned LOI, there’s no great data. But if you ask brokers, a lot of them say it’s sort of 50-50 that a signed LOI results in a closed transaction. I think we closed all of ours last year and then lifetime since inception, it’s about 80 % of all LOIs have signed LOIs have resulted in a closed transaction, which is very unusual.

Speaker 1 20:11

And who runs these companies when the owner retires? I mean, that’s the big risk transition.

Speaker 2 20:17

Yeah, of course. That’s like a huge compare and contrast versus like a Berkshire or some of the sort of publicly traded, you know, kind of holding companies that acquire oftentimes their sort of acquisition decision is based on the CEO in charge, right. And that person is going to stay. We’re deliberately targeting retirement sales, both because of commitment to sell and also defensibility of the business that that owner is ready to retire, that they’re not going to compete against, you know, us as a group, either through customers or soliciting the employees. So what that means is that one, we need to make sure there’s a really strong foundation within the company already, a strong management of managers. We meet key employees before we close. And there’s good, even though there’s opportunities to keep improving things, there’s good systems and processes in place. The owner has started to really start the transition. But then in about four out of five companies, we need to hire a president externally. And we lean to people who have industry experience with being at a sort of a metric-oriented company, people with P&L experience and people who are really thoughtful, empathetic leaders that can then come in and sort of run first a single business. And then if they do well, then they have the opportunity to run multiple companies. That’s those are presidents if it’s a single company or a group president if it’s running multiple companies.

Speaker 1 21:44

And are you doing platform companies as you get bigger and having more companies in each sub-segment or are they all standalone?

Speaker 2 21:51

Yeah, a bit of a hybrid. I think this is something that differentiates us a lot. So I think when people say platform, I think usually it’s sort of a top-down, say, hey, we love dental services, or we love industrial tooling. And maybe they make a first sort of larger acquisition and then add on to it, whether it’s a private equity strategy or sort of a public company strategy. We do a little bit of a hybrid where group presidents do run multiple companies and we get them on standardized sort of financial infrastructure. So for example, all the sort of fast casual and fast food restaurants, they all run on toast, right? And then toast feeds our financial reporting software too. And we get to see sort of multiple lenses, but we’re not rolling up or anything to sell, but we do get the benefit of both the learning curve and we get the benefit of understanding the businesses both at the company level and at the team shares level. And then you start to get some purchasing benefits over time. And so this was, think, with a fairly contrarian kind of strategy that when we were starting off, a lot of people would tell us like, no, no, you should be doing a roll up. We had a different view. Our view was that if you’re building something relatively small, sort of like a middle market size opportunity, it’s a very well traveled playbook for a reason. Right. But eventually what happens in industry roll ups is they get you end up having massive competition and multiples go up. saw this in a track. A track went from a four to five times EBITDA proposition to, in many cases things were being purchased for sort of like low double digits. And, know, that completely destroys the economics. And we personally didn’t think that it was like the right, you know, right sort of valuation for those businesses. So we’ve deliberately stayed away from single industry rollups and want the diversification and the defensibility and the largest kind TAM we have.

Speaker 1 23:36

And you mentioned last year you did about nine, you closed nine deals. Posts back with more capital, how does that change your cost of capital and what could you execute in the future? What’s your capacity going to be with your infrastructure?

Speaker 2 23:40

Yeah. So we think of companies, I should say that, you know, the number of companies is really more of an output metric. We actually think the way we plan the business and think about it in the way we’re going to communicate to the public markets is the same way that we think about the business internally, which is, you know, how much EBITDA do we acquire in a year, right? Or in a quarter. Okay. And so we, we’ve put out, you know, sort of, you know, a forecast already through publishing the PIPE investor presentation, and that is 35 to 40 million of acquired EBITDA in 2026, and then 45 to 50 in 2027. We acquired 25 million in 2025, but we actually only closed companies in two quarters of the year because the macro events that started in the spring resulted in a severe dislocation in the credit markets, both at the bank level and at the private credit level for non-regular way LBOs, which we don’t do LBOs. So actually, we actually acquired 16 million of EBITDA in the fourth quarter of 2025. And that compares to a total year forecast of 35 to 40 next year. So as for number of companies, it’s really an output. mean, you could have out of 40, $40 million that could be 10 companies or it could be 20 or could be 30. But it’s going to be a mix based on picking the best quality companies at terms we think are really good terms and leave a margin of safety as we acquire the business.

Speaker 1 25:32

How long does it take you on average from finding a company to actually closing?

Speaker 2 25:39

You know, it’s interesting. So on average, it’s three to four months. There has been periods where in the private markets where it stretched out a little bit longer due to sort of just timelines to get financing. Like you’d have a bank go to a credit committee that was four months in and ready to, and then one person on the credit committee says no on the day before closing, then you start again. So, I mean, it really is exciting to just think about having access to public capital. We’ve gone as fast as two months from sort of, you know, seeing an opportunity to closing, but I would say actually speed is a false value prop that neither we want nor the seller wants because it can be disruptive to the business, right? You could show up in the business, you know, maybe has kind of missed some performance because the owner is so busy and tied up and in all the work involved in selling the business. And it could lead to shortcuts and diligence. And we want to make sure that we do rigorous diligence on the businesses sort of post-LOI.

Speaker 1 26:41

So, these roll ups, they exist in Europe. There was one in the U.S., I think Kingsway that wasn’t, it was a roll up / they started to invest some of their other legacy businesses to make it almost a pure play. Why doesn’t this exist in the U.S. yet? You’re essentially given access to a whole new asset class that, you know, smaller businesses hire returns. I mean, you’re buying these things at four or five, six times EBITDA. Why doesn’t this exist in the US yet? And this asset class as a whole, how do the returns differ versus, you know, on average over time versus equities or bonds or private equity?

Speaker 2 27:22

Sure. Yeah. So why don’t I start and then, and then we’d love for Rick to, you know, to add to this. So my own opinion is the reason why, so I think it exists and it doesn’t exist. I’d say it actually exists in a different form. It has existed. Programmatic acquirers have been around for a while. In particular, they were quite, quite prevalent in the nineties and two thousands in the industrial space. Right. So they’re now different companies. think of them as bigger and they’re huge now, but Roper and Danaher, but you know, like a trans dime, HICO, precision cast parts. They typically were in a specific industry. Right. And then, you know, there’s other ones like Rollins, which are like, Hey, that’s, that’s a, like a full, like, we’re rebranding things. Right. So typically they tend to exist in the US when they exist, programmatic acquisition. is, you could say even I think some of the sort of like daycare companies sort of, you know, acquire too. It tends to be in a single industry. And I think that’s in part because you just how, you know, finance in the US is organized. It’s all really around industry. The other structural reason is the amount of private equity firms. I think KKR said there’s 19,000 private equity firms in US now versus like 14,000 McDonald’s locations. So I think part of what happens in Europe and other jurisdictions is that it’s not as deep a private equity market. And so maybe there’s a little more opportunity where so private equity will often go a little bit bigger, just like our public market caps in the US are bigger. I think private equity is always sort of trying to get bigger in the US. That’s my take Rick. What’s your take on that?

Speaker 3 29:01

So, you know, I think this issue of private equity, how much there is, you know, does two things, right? I in one case, what it does is it sends multiples up for private equity buyers. I even value-focused private equity firms today are paying seven to 10 times EBITDA for the businesses that they’re buying. And they’re targeting with their investors 20 plus percent return, but the truth is your top quartile, if you actually deliver something like 16 % returns to your investors. they have two challenges, I think. One is that where they’re playing, there’s a ton of competition, right? And for them to reorient down market, the economics don’t work. Right? So you could say, well, why pay seven to 10 times for these companies with a hundred million of EBITDA? Why not go do what Teamshares is doing and pay five times for smaller businesses? They’re not built to do that. I mean, even the compensation structures of those private equity firms wouldn’t be supported by deploying capital or closing costs, the whole thing. Exactly. So you’ve sort of excluded this big

Speaker 2 30:09

For the closing cost, like the closing cost multiple millions of dollars of closing costs.

Speaker 3 30:19

bucket of private capital from competing for these smaller businesses. Now, why others haven’t done it in the US? That’s probably non-PE focused. That’s a tougher question. But it’s not, I mean, you know better than anybody, Michael. It’s not easy, right? So, mean, you guys set out to do this and you haven’t paid yourself a lot of money over a long period of time. you’ve had to build big, deep systems and a deep team of people who are committed to the same mission, and you were able to access really great venture capital partners to fund the effort. But I don’t think that there are a lot of teams that could do what you’ve done. So I think you see these small roll-ups that are just HVAC or they’re just auto repair or, you know, if you go back in the really old days, know, Cardinal Health started as a drug distribution company and Cintas started as just a uniform company and they built themselves up into really big businesses. But you know, what happens when you do that is you run out of places to deploy capital at 20 and 20 % plus type returns. And that’s one of the things that we think is so attractive here is that you have this huge TAM. At any point in time, there’s about 100,000 of these businesses for sale in the US. And so Teamshares’ ability to continue to invest at these really high returns because they’re in multiple industries, because there are so many family-owned and entrepreneur-owned businesses in the US. That’s really what has attracted us here, why we think this is such a big opportunity. I honestly, you know, why there are more in Europe than in the US, I think, Michael, your view is probably the right one, which is the private equity community over there is smaller. But I think these are hard to build. I don’t think this is an easy exercise to do well.

Speaker 2 32:22

This was not a dorm room idea. There many teary nights and hard nights and stressful nights. We went out to operate businesses.

Speaker 3 32:24

Hahaha.

Speaker 2 32:30

I think, Doug, you asked a question within that two round returns. we, you as we, you put in our investor presentation, we target sort of 15 to 20 % unlevered returns when we acquire business. And that’s just kind of simply the math of buying something at four or five, six times with high cashflow conversion. I think it’s, it’s a lot easier to do that, or just, sorry, it’s lot easier to say that than to do it. And we’ve been able to do that. We’ve had all of the cohorts of annual businesses acquired as a combined group. At the two year mark, is what we really focus on measuring, how’s it doing at T plus 24, they’ve all returned internally 30 to 40 % of their purchase price in cash flow on an unlevered basis. So when you apply leverage, it’s obviously even better than that. think that that is a really, you’re already starting off, even though we’re not a fund, but people like to always compare versus private equity, you’re already starting off at a sort of private equity like return on an unlevered basis and of course, there’s no fee structure. So the returns are very strong. And think Rick mentioned sort middle market private equity paying seven to 10 times. I I think what we’ve seen is sort of like at least that. That would be sort of like deep value. Growth, I mean, I think people happily pay 15 to 18 times. And the private credits, the Blue Owls of the world, they’ll still only lend them kind of five times. The math has just sort of changed in our lifetimes. So if you have 13 times EBITDA as your equity check, boy, you better triple EBITDA in three years to make a sort of private equity return. Whereas in our view of the world, inversion of the world is that, you know, our equity check is one or two times EBITDA, right? And you’re starting off with really something that is strong and stable and durable. We want to kind of keep things stable and steady in the transition year or two. And then everyone’s aligned for growth. Us, the employees and so Teamshares is meant to be this win-win-win model where first the retiring owners get liquidity and they get to retire. The business gets to go into the hands of a company that is going to preserve their legacy, bring in the employees as partial shareholders and create a permit home for the business. That’s what our vision is. And then the employees, as we grow the earnings of the business, there’s a chance to participate too. So it’s really meant to be a win-win-win proposition.

Speaker 1 34:49

Can you talk about when you’re buying the companies, what the target capital structure is and how that’s going to change post-IPO?

Speaker 2 34:56

Sure. Yeah, so there’s a page we have in our deck. I think it’s page 21 that sort of like talks through sort of target, you know, target kind of unit economics, which folds in sort of the capitalization. So, you know, we find that sort of three times leverage is sort of like a reasonable amount of leverage that’s not, it’s neither too aggressive nor too sort of under levered. We like that sort of sweet spot. And there’s often, that’s where your sort of pricing can be reasonable. And then there’s often, you know, there’s often sort of a, you know, a turn of seller financing too. So that’s what we’ve been doing. You sort of in the private markets, I think, you know, as we go public, I mean, we’re very cognizant that you really need to earn the right to use leverage as a public company. So there are really well traveled companies like Transdime that may be operating with four or five times EBITDA worth of leverage. But that’s really sort of an outlier outside of the norm. So I think we plan to really watch our leverage, especially on a net debt basis and a sort of interest coverage ratio basis. And there’s a version of the world where we may choose to sort of over equity fund or sort of decrease the leverage ratio on marginal acquisitions than what we did in the private markets. But ultimately, we do think that having two and a half to three times EBITDA is a very reasonable amount of leverage, especially considering the ability to perpetually grow and the durability of the businesses and the diversification of what’s already 90 companies and growing well into the hundreds in the coming years.

Speaker 1 36:37

Can you talk about two parts? One, when you’re underwriting a business, you said you close almost all of your LOIs. What are the things that you’ve learned and that you look for to have that success rate that far towards the bottom of the funnel?

Speaker 2 36:53

Yeah. So our, the biggest thing is that, you know, if, a lot of people are sort of industry focused investors, we’re really thesis or structurally driven investors. Like, and our thesis is, you know, that businesses that are in retirement situations are the, are the best type because there’s a commitment to sell reasonableness of terms and very low odds of being recompeted against. And that’s a very, very underappreciated point. you, if you look at, were some electrical contracting roll-ups in the nineties where three-year non-competes and pretty much all of those selling founders started competitors three years later. So retirement situation is core to our thesis. And then the length of the business, the longer the business is in business, the more likely it is to continue to succeed. It’s not just a theory of the Lindy effect. You can actually track this through US census cohorts of business formation. And then, you know, obviously, you know, we need to cut through the noise, you know, sort of financials in small business. They are very uneven in quality. And, you know, they’re just in nearly all cases not audited. And so we have ways of doing that between sort of, you know, reconciling the bank records and really focusing on tax returns. And then I would say really our sole focus and investments or decision and risk decisions centers around key person risk. And specifically when we say key person risk, what we’re really focused on is the owner driving the revenue of the business directly. That’s really challenging and setting yourself for very difficult to retain the repeat or retain the financials that you’re acquiring. there’s actually situations either through business size or through industry or through just sort of how the owner, he or she set up the business where it’s actually worse than that. They’re not only driving revenue, but they actually can be contributing to the gross profit of the business. Right. And so that is really, I would say where the repetition of looking at and underwriting 3000 businesses per year and frankly, making some, you know, some early mistakes along the way, most of which we survived. But there were some painful mistakes where some acquisitions that were all very small didn’t really work out. And that caused us to go up in size too. So I’d say we really used to look at things that were as small as two or $300,000 of EBITDA. And I would think $500,000 of EBITDA is sort of like a hard floor for us. And we tend to be in the one to $5 million EBITDA size range these days.

Speaker 1 39:19

What has your hit rate been in the acquisitions that you’ve done since you’ve started? How do you measure that? And how do you bucket kind of how many were 30, 40, how many were three Xs, how many were zeros?

Speaker 2 39:24

mm-hmm. Yeah. So because we’re not building to sell or there’s no sort of like fun type of thing. So we really just measure on, you know, sort of cashflow and, you know, success rate of like the business working out, you know, as an acquired subsidiary and sort of like, how has the cashflow production been? And so, you know, that cashflow production that I cited in our investor presentation talks about and discloses the fact that if you measure the first four annual cohorts of companies acquired, 30 to 40 % of the purchase price has been recouped on an unloved basis through actual cashflow after CapEx, after working capital as a cash on cash type of metric. And it keeps getting better each cohort because in part we built up more of our cashflow tech enablement, we built up better systems and we’re getting better at underwriting, getting better at hiring presidents. There have been a few small acquisitions on early days that haven’t worked out. If you looked at it like the equivalent of a default rate, we’ve never had a default. I’m just sort of using an investment lens on that. It’d be about one and a half percent per year. So it’s fairly rare. And I think in the last two years, I don’t think we’ve had any in the last two years that look like they’re sort of in serious trouble. So that’s how we measure things internally at Teamshares.

Speaker 1 40:46

What’s the roadmap for the next two years in terms of growing EBITDA both inorganically and organically and what are the risks to executing that?

Speaker 2 40:57

Yeah. So the roadmap, there’s a key page in our investor presentation is page 25 and that walks through the forecast in a fairly granular way. while what we do is hard and it’s proprietary and we think we have deep competitive advantages, in terms of as an investor understanding team shares, it’s fairly simple. There’s really sort of four levels or four kind of key drivers, which is what’s your operating EBITDA and how much you’re acquiring and how much you’re kind of growing it organically. What’s your corporate overhead? What’s your corporate EBITDA? So the difference between those two. And then ultimately, what’s your interest rate? And that obviously leads to your free cash flow. So we forecast ending the year at 19 to 20 million of corporate EBITDA, about 60 million of operating EBITDA, that four-wall EBITDA for end of 2025. And then the sort of acquisition target for next year is 35 to 40 million of new EBITDA and then in 27, 45 to 50. And then the organic growth assumption in the model, is again, this is all disclosed and sort of the assumptions page in the appendix, it’s just 3 % organic growth, which is sort of like long-term GDP growth. We’ve actually in 2025, our organic EBITDA growth has been more like mid-teens. So we wanted to do of two things. One, all things equal, more growth as long as it’s sustainable is good. But we don’t want to have to higher organic growth rates be a justification or a reason for acquiring a company. It all works out great if things grow three to five percent per year. So I’d say that that is a fairly low risk assumption, putting in three to five percent or three percent organic growth compared to doing mid-teens historically. The ability to acquire EBITDA, I think there’s very low risk in the of supply of opportunities, right? Again, because we underwrite sort of 3000 businesses per year, I think there’s very low risk in adverse selection, both because of the number of opportunities, the fact that we’re personal investors in the company and subject to a four-year lockup, very long-term minded. your main sort of risk, right, is actually the capital to acquire those things. And so that comes from, that’s why we are sizing the total amount of capital that we raise as part of the DSPAC to make sure that we can meet and exceed that plan. So there’s a table in there that talks about, to hit that target, we think we need about 128 million of equity if we used a sort of 50 % senior leverage ratio. So we actually already have $126 million pipe that is committed and conditioned really only upon completing the DSPAC, which is mostly conditioned upon SEC approval. So obviously we do want to go out and try and retain cash and trust and to continue to de-risk that more. But we believe that our growth plan out of the gate should be mostly de-risked. And obviously we would seek to take on additional debt capacity as well too, over and above the equity.

Speaker 1 44:08

Rick, what’s been going on in the current SPAC market in terms of redemptions?

Speaker 3 44:12

So it’s a little bit of a bifurcated market. Right now, if you are AI, data center, quantum computing, you have tended to see the stocks trade up well above 10, and that’s really the indicator that says almost everything’s gonna stay in trust. And if you’re not in those areas, it’s more difficult. So when I say more difficult, it’s anywhere from, you 100 % redemptions to 60 % redemptions. And I would say, you know, as you’d expect, better companies are in that sort of 60 % redemption or 40 % retention area. Truth is, if sponsor teams and management teams do a great job and pay a lot of attention to getting the story out, I think you don’t have to be in sort of this bifurcated world. You could land somewhere in between. And we certainly are doing everything we can with Michael and the team to make sure that investors understand team shares and understand the opportunity here. My expectation is that we will keep more than 50 % in trust and whether, you know, where we fall between 50 and 100 that we retain, you know, time will tell. And I think we’ll have a lot to do with you know, how well we all tell the story and how effective we are in getting to all the investors that we should be talking to. So it’s it is a little bit of a blocking and tackling exercise. But over the last, you know, number of months, it has been bifurcated with those really hot spaces retaining everything and everybody else a little bit of a dogfight.

Speaker 2 45:52

And the other thing too is that in addition to doing the work to meet the investor base and we’re going to obviously do it investor and analyst day, leading up to the vote and everything. We went into the pipe market and I think we probably only met about a dozen investors. And so there were a handful that were really a great fit and we chose to move forward with those folks, adding to the pipe is something that we could always do too along the way as one of the other tools in the tool belt.

Speaker 3 46:21

Yeah, and I think it’s a good point, Michael, not just in terms of potentially adding to the pipe, but Doug, you know, normally, at least for us, when we have run a pipe process for DSPAC, we’ve talked to somewhere between 100 and 150 investors. And so we’ve done it sort of like we used to the 144A’s back in the day at FBR. Here, it was a much more narrow approach. And part of that was because we engaged so deeply with T. Rowe quickly. And so we didn’t therefore go out the rest of the way. I we went out for 75 million, we took 126. We probably wouldn’t have taken 300 if we could have raised it. And so there was no need to go more broadly. Now we’re in a different world and we’re going to go talk to every one of those investors that we would have normally had on that road show to make sure that they are in a position to potentially buy stock in the market and move those shares into longer term hands.

Speaker 1 47:16

And Michael, in terms of the, in terms of the theme of democratizing investment, we’ve seen some of the big private equity firms really focus on equitizing the entire organization and the employees. What are you guys doing when you acquire a company to ensure retention and how do you guys approach that?

Speaker 2 47:35

Yeah. So retention, the key metric we focus on retention itself is what we define as the key employees. in each acquisition, there’s five employees who are generally the most senior people in the organization. Our retention rate from those five key employees across all acquisitions has been about 90%. And of the 10 % attrition, it’s probably about half maybe it’s voluntary departure, it could be children that decided to sort of phase out and the other half maybe the sort of go forward leadership team of that company decides that one of them is not a fit. In terms of the employee equity model, I think we’ve talked about this before publicly, but yeah, we do grant 10 % of stock to employees in an individual operating company subject to vesting. And so people earn that through service and financial performance. And then over time, as the profits of the business grow, there’s an opportunity for employees to own more of the stock through repurchasing shares. So I think it’s a great way to run a business. like what, mean, KKR is taking a very different approach because they’re buying and then selling. so they have a, being able to get aligned around a sale. Our system is really aligned around ongoing cashflow performance and growth in the business. And that’s how employees are able to participate as shareholders. And again, what’s really great is it creates alignment all the way through the system from public shareholders and private, know, currently private shareholders all the way through the management team and all the way down to the companies that everyone is aligned for cashflow and long-term sustainable growth of businesses.

Speaker 1 49:11

When I look at the, when I look at the forecast in the investor presentation here, and if you pro forma, you know, for the equity and then, you know, the debt, when you do acquisitions at, 3-4x debt, I get about 15 times 26 EV to EBITDA. Does that sound right? And then we’re growing at about $40, $50 million of EBITDA for a while.

Speaker 2 49:36

Are you trying to say when the multiply reference as an enterprise value or are we referencing a leverage multiple?

Speaker 1 49:41

An enterprise value assuming you have to, you get the equity from the PIPEs and then you add the debt to when you purchase the next truck, you know, the next year’s EBITDA of that position.

Speaker 2 49:43

Yeah.

Speaker 3 49:51

Yeah. I think we have it at roughly 14 times 26. So pretty close to your number. But the company still has dry powder at that point coming off of the SPAC. And so we sort of think about it in terms of fully deployed capital. And when they fully deploy the capital from the SPAC, which happens in 27. the multiple is really closer to 11 than it is 14. So I think your math is probably right. know, it could be a little bit different than ours, but that’s with a company that still has, you know, more capital to deploy and certainly doesn’t reflect the fact that in early 27, and even our model doesn’t reflect this. the company is going to be in position where it’s really self-financing. Like it shouldn’t need to go raise additional capital to continue to take the free cashflow and make additional acquisitions. We modeled it just to deploy the capital that’s being raised in the SPAC process.

Speaker 1 50:57

Got it. And when does the company get free cash flow positive? When does that inflect and what are the things that need to happen for that to occur?

Speaker 2 51:09

Yeah. So, the, the company will arrive into the public markets very close to free cashflow, breakeven. And so we actually in that forecast, you know, I think again, it’s page 25 of the investor deck. showed the sort of run rate or pro forma, you know, EBITDA above, and then we showed the sort of actual kind of like reported year, free cashflow. in 26. That number is sort of like negative two to negative six, but on a run rate basis, you’d already be sort of profitable. And then in 2027 on a reported basis, 13 to 20 million of free cash flow in 2027. So, you know, the assumptions in there, I think we disclose in there that sort of the assumption on, you know, in 2027 for, you know, interest rate is still sort of low double digits, which would strike us as a conservative assumption for a company year two of being a public company. But we wanted to leave room there in case there was adverse conditions or something like that. then, yeah, so at that point, just on an ordinary course basis, your ability to finance your equity check is there within the company. if we hit the targets as we all plan to, probably your ability to raise additional equity is probably there too as well as to raise debt financing to grow. I think the other thing that’s interesting for Teamshares is that we do think about downside cases, right? And I think that we’re in a very good place where we are as a company, but we do have a large sort of, know, G and A, right? And I think that if you look at Teamshares, from sort of like an EBITDA to operating EBITDA basis in terms of those multiples, those numbers look more like nine times enterprise value to operating EBITDA and nine times, or sort of seven and a half times 2027. And so the reason I mentioned those is that we certainly don’t expect that scenario to avail itself, but if you had all kinds of crazy macro shocks and Teamshares was not going to be able to grow as fast as it could, there is always sort of an embedded downside protection and that we could look at our DNA. I don’t expect that to happen because we’re building for really long-term shareholder value and trying to build a really large generational company. And so our team is, is very important to creating shareholder value, but you also have to be responsible and look at sort of downside protection. And that is, that is, something that I think also helps offset sort of any, any risk of sort of macro shocks that are outside of our control.

Speaker 1 53:31

We get to 2027 and you’ve executed on the M&A and the organic growth. You have the free cash flow. What are the plans for uses of free cash?

Speaker 2 53:40

Yeah, our primary capital allocation strategy will to continue to primarily to acquire new businesses perpetually, because again, the opportunity set between us, we genuinely believe we will over a multi decade period be able to scale to thousands of businesses. So we would be far from reaching that started by 2027. And that again, comes from the diversity of industries. And we think there’s also an international opportunity over time as well. We have selectively done an acquisition in three other countries that we view as strategic markets. So we have no plans to pay a dividend. We plan to be a growth company whose primary capital allocation strategy is to reinvest in new acquisitions, but also to look at organic growth opportunities. There are a number of businesses that we have acquired and they are, those companies themselves have a meaningful organic growth opportunity, particularly in sort of unit-based businesses. So that’s something as we get access to cheaper capital in the public markets, we would want to look at being able to continue to invest in organic growth in the businesses.

Speaker 1 54:47

Where do you see the market now for the cost of debt for public companies? And also, are you financing the debt at the hold-co level, or are you doing it at the individual SME level using maybe SBA loans or something similar?

Speaker 2 55:01

Yeah, a of both. the original, most of the companies are in a credit facility that we arrange. It’s technically a level below the parent, but it’s effectively sort of a parent level debt facility. And that is just sort of a borrowing based cell facility that’s a multiple of the aggregate EBITDA of all those subsidiaries. That is for sort of like 80 % of the purchase price is probably in that facility. And then the rest are how we have done bank term loans to because one, we had used up that facility and was designed for sort of initially the smaller size of companies. And two, we wanted to really start driving down our cost of capital. So we started going out. Once we started doing larger companies, we went into the bank markets and we had enough scale and credibility at that point to start doing, you know, non SBA, just traditional sort of cashflow bank driven term loans, two to three times EBITDA. So ultimately we are going to work to sort of consolidate that and work towards having sort of a single kind of corporate parent term loan. Our hope would be to work towards over the next three years, work towards issuing corporate bonds. We think that bonds are the right ultimate instrument paired with some sort of revolver or warehouse to kind of acquire the new ones and then sort of term them out through bonds. So that’s our goal. And I think we show a sensitivity of going from our historical kind of mid-teens average interest rate, which was a relic of being private and heavily free cash flow negative as a venture capital strategy, down to ultimately serve the 8 % area on a blended basis, which is where we’ve been getting bank term loans from 7 or 8 % and in some cases, 3 to 5 % internationally. So we’re really focused on driving that sort of as Rick calls, the cost of our raw material driving that down, which I think is going to take hard work and good execution, but we are hopeful that that is hopefully mostly a matter of time for us.

Speaker 1 56:58

And what’s the delta in your interest expense if you drive it down to those current rates?

Speaker 2 56:58

Yeah, each percentage might be a couple million dollars of free cash flow.

Speaker 1 57:03

So once you guys dis back, you get the story out there, kind of backstopped it with this awesome pipe. What’s next for the company, you know, to continue to delight investors or I kind of know how, you know, Rick and Adam line these up with, you know, good news continued with more good news kind of in their back pocket. what else, what else do you guys have up your sleeve or should we be thinking about?

Speaker 2 57:25

Yeah. Well, I think that for any company that’s going public, I’m going to earn investor trust. I think your first eight quarters really matter a lot. Right. And so I think for the next two years, we are really focused on, you know, issuing forecasts and hitting them and hopefully exceeding them. Right. We know that that’s very important to build investor trust. I think because team shares sort of addressable market in the actual funnel we see is so large that the ability to kind of keep doing the same thing, right? It’s not like we’re going to run out of targets, right? So I think that that is a multi-decade opportunity to keep acquiring more companies. Now I do think that there are additional sort of like catalysts and stories that I think that people will be on the lookout for is that actually seeing us be able to announce us having debt financing and refinancing milestones and seeing that cost of capital come down. I think right now international expansion is a very strategic decision, but it’s very small scale. We have one company in three different markets. think that we’re staying muted on that right now, but as we go and prove that, the model is working, I think that is a natural further TAM expansion and has capital benefits too. And then I think the other thing that we’re still very nascent on and very muted in talking about, because we’re just focused on the next couple of years and communicating those plans, is there really is an incredible opportunity around helping create financial products and to get costs out of the business, not through headcount reductions but through shared purchasing and things like that. So one tangible example is we have created a capital of insurance business where we are in many cases stepping in as the insurance provider. And that is obviously a very lucrative business if you get it right. There are some cold start problems with that in terms of you need to get reinsurance to really scale it up. But we’re very excited about that. We’ve done something very similar in healthcare. So those are products we’ve chosen to build internally. There’s also now sort of a group procurement and purchasing effort where we’re being able to get significant discounts, really significant discounts in things from trucks to software. So I think that that’s a very exciting story. Again, it’s also nascent and so early. It’s just not that material yet, but we think it can be really meaningful over time. There’s things that are even further afield from that, but those are things that are, I think, of additional legs of the story when they become material that we might start to talk about more. How do you think about it?

Speaker 3 1:00:05

I think that there’s going to be a continuing opportunity to optimize capital structure for quite a while. so, you know, as I look way down the road, I think that there are subsets of the group of subsidiaries that you could actually finance in something that looks like an asset-backed structure to really drive cost of debt materially lower. And so I think those are things that we’ll look at over time. I think we need more diversity to the cash flows before that’s probably on the table, but I think over time it will be on the table. I think that there are efficiencies in having your corporate structure maybe be where the parent is an insurance company, not just a fully taxed corporate entity. mean, I think there’s a lot of ways this could go over time that add value beyond the underlying operating structures through capital structure. And so we’re excited to work with the company to look at all those down the road.

Speaker 1 1:01:13

So when I think about called the investment algo for team shares, you guys are able to purchase things in the private market, get a 20 % cash on cash return. Roughly. You’ve got a huge runway to do that. And then if you’re compounding growth at north of 20 % for multiple years, you your mark, your multiple is not going to be 11 times EBITDA in 2027. mean, if you’re compounded at 20 % for a long time and people believe that runway continues. I mean, the multiple is going to have to, I would imagine over 20 % over, excuse me, 20 times. Hopefully it’s not 20%.

Speaker 3 1:01:54

Hahaha.

Speaker 1 1:01:56

So, is that the fair way to think about the algo here? You guys just need to execute on, you’ve already learned a lot of lessons by building this and built this funnel of best practices and am I thinking about that algo right? Or are there other things in there?

Speaker 2 1:01:58

I do. Yeah, I think if you look at our growth plans that we publish, right, so just in round numbers and generally start picking the low end of the range, right? So 20 million of corporate EBITDA in 2025, 60 in 26, 127, right? That’s a five-fold increase or something like 124, 125 % CAGR, right? So those percentages, those are some law of small numbers. They’re going to taper, but if you can continue that type of growth, we did in 26 and 27, I think you’re hitting rule of 40 growth for a while. If you look at that and say, why are there a number of companies that are more generalist in Europe and more industry focused in the States that trade at mid to 20 times EBITDA and certainly well in excess of that on an LTM basis, which we know is not how public markets value companies, but it is the apples to apples versus what you buy. Right. So why is that? Right. And it is, I think it is a combination of one, you’re continuing to reinvest capital at really high ROICs, 15 to 20 % kind of ROICs, um, that you’re able to grow faster than the organic growth rate of the underlying companies because you’re able to continue to, to, acquire, um, more EBITDA, more companies, more cashflow. And then of course, private companies, single company risk, super small, non-public. Those businesses just aren’t valued in the same way that a public company is. And so in many, so there’s a famous McKinsey study, think shows programmatic acquirers actually their share price actually compounds 4 % per year, roughly 4 % per year faster than even pure organic growth companies, like non-acquisition, just like software companies. Right. So, and not just software, I the entire sort of like, you know, MSCI reserve index, but, and it’s a curious thing because large M&A.

Speaker 1 1:04:02

Yeah.

Speaker 2 1:04:06

I think is often famously value destructive for shareholders. So it’s this curious thing where small bolt-ons of private companies is generally actually a very strong capital allocation strategy and it’s reward in the public markets for those reasons in our opinion.

Speaker 1 1:04:21

Great, well, Michael, thank you for coming on the show. Rick, thank you as well. It’s always good to see you. you know, it’s one of these stories here where, you know, it’s not a sexy story. It’s not the flavor of the day. It’s not data centers. It’s blocking and tackling. It’s in a new market. But as someone who saw the 20, 30 % returns you can get by buying these smaller businesses cheaper. And I mean, if you’re able to build the funnel to find the right ones, then match them with managers. You know, that’s hard work. And, you know, it’s actually exciting for people who don’t want to be an owner operator to be able to invest potentially in something like this and in this, call it new asset class for the U S markets. So I wish you guys, you know, a lot of luck and I’m going to be following you. thank you for coming on the show and I hope to have you back again once you’re public. Thanks for both of you.

Speaker 2 1:05:16

Thanks, Dr. Abt.

Speaker 3 1:05:16

All right, Doug, great being with you. Thank you.

Speaker 2 1:05:19

Take care, bye.

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares intend to file a Registration Statement with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.